FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Announces Dismissal of Class Action Lawsuit

SHANGHAI, China, November 21, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that the consolidated securities class action complaint against the Company and certain of its directors and senior executive officers has been dismissed.

As previously disclosed in the Company’s SEC filings, beginning in January 2005, several complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its directors and senior executive officers. The complaints sought unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. The Court subsequently consolidated the complaints and appointed a lead plaintiff.

On September 28, 2006, the Court issued an order granting the defendants’ motion to dismiss the consolidated complaint, with leave to amend on or before October 30, 2006. No amended complaint was filed. On November 17, 2006, the Court entered an Order dismissing the action with prejudice.

The Company and its directors and officers were represented in the matter by the law firm of Wilson Sonsini Goodrich & Rosati.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.